WAYNE BANCORP, INC.

2001 Annual Report



a c h i e v i n g   f i n a n c i a l   g o a l s   w i t h

Our Mission

Mission Statement

Wayne Bancorp, Inc. is and will continue to be an independently owned community financial services Company which continually strives to provide the best financial products and services that respond to the needs of our customers and exceed their expectations.

Wayne Bancorp, Inc. is and will continue to be a partner in the economic development in the areas we serve, working to stimulate economic growth and maintain economic stability.

> *"...we will ensure that our customers, shareholders and community grow and prosper with the Company."*

Wayne Bancorp, Inc. and its affiliates will continue to assist individuals, companies and institutions in formulating plans to meet their specific financial and economic goals. We shall operate the Company in a manner that is fair to all persons. We will offer our assistance in every possible manner, without regard to race, color or religious preferences.

Management recognizes that Wayne Bancorp, Inc. is a group of individuals who have dedicated themselves to the mission of the Company. We recognize that these individuals will have the daily challenge of the implementation of this mission. To that end, we will ensure that our customers, shareholders and community grow and prosper with the Company.

For the mission to be carried out and for the ultimate success of Wayne Bancorp, Inc., that quality of service offered by the individuals who represent it must be beyond compare.

Table of Contents

Table of Contents

WAYNE BANCORP, INC.

112 W. Liberty St. • P.O. Box 757 • Wooster, OH 44691

Wayne Bancorp, Inc. is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank and Chippewa Valley Bank, are full-service commercial banks which include trust services. The Company operates two non-bank subsidiaries, MidOhio Data, Inc., which performs proof operations for Wayne County National Bank, and Chippewa Valley Title Agency, Inc., a wholly-owned subsidiary of Wayne County National Bank, which provides title insurance services. Wayne Bancorp, Inc. is headquartered in Wooster, Ohio.

The Annual Meeting of shareholders of Wayne Bancorp, Inc. will be held Thursday, April 25, 2002, at 2 p.m. at The Arden Shisler Center for Education & Economic Development, 1625 Wilson Road, Wooster, Ohio.

On the Cover:

Wayne Bancorp, Inc. continually strives to provide the proper financial insight that will help our customers effectively manage their assets as well as achieve their dreams of financial success.

Shareholder Information

Executive Offices
112 West Liberty Street
P.O. Box 757
Wooster, OH 44691
330-264-1222

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Attn: Transfer Department
800-368-5948 ◦ Fax 908-272-1006

All common shares of Wayne Bancorp, Inc. are voting shares and are traded on NASDAQ, under the symbol "WNNB," as a Small Cap Issue. At December 31, 2001, there were 4,657,531 shares outstanding and 1,339 shareholders of record. The range of market prices are compiled from data provided by the national market system, and has been retroactively adjusted to reflect the issue of a 5% stock dividend during 2001.

Dividend and Market Price Data

Quarter Ended		High	Low	Cash Dividends Paid
2001	March 31	$ 21.31	$ 16.19	$ 0.1619
	June 30	23.95	19.05	0.1619
	September 30	25.71	21.91	0.1619
	December 31	23.00	20.00	0.1619
2000	March 31	$ 25.66	$ 17.98	$ 0.1524
	June 30	19.05	13.81	0.1524
	September 30	16.67	13.33	0.1524
	December 31	17.14	14.29	0.1524

Form 10-K

A copy of the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to John A. Lende, CPA, Treasurer, P.O. Box 757, Wooster, OH 44691.

Financial Summary

Five Year Financial Summary (1)

(in thousands of dollars except per share data)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Income Summary:					
Total operating income	$ 45,962	$ 45,697	$ 41,862	$ 41,497	$ 39,866
Total operating expense	33,688	34,174	30,704	31,374	31,225
Total interest income	41,095	41,503	37,830	37,773	36,289
Total interest expense	16,671	19,010	16,046	16,331	15,523
Net interest income	24,424	22,493	21,784	21,442	20,766
Provision for loan losses	701	216	180	240	906
Income before income tax expense	12,274	11,523	11,158	10,123	8,641
Income tax expense	3,631	3,398	3,303	2,811	2,921
Net income	8,643	8,125	7,855	7,312	5,720
Per Share Data:					
Net income	$ 1.83	$ 1.69	$ 1.61	$ 1.43	$ 1.12
Cash dividends	.65	0.61	0.57	0.46	0.40
Book value	13.27	12.40	11.02	11.60	10.82
Balance Sheet Data:					
Total loans	$ 387,484	$ 374,840	$ 356,503	$ 324,199	$ 324,833
Loans held-for-sale	11,881				
Allowance for loan losses	5,821	5,343	5,197	4,916	4,923
Securities	165,098	138,349	150,018	175,007	141,922
Total deposits	501,576	471,578	461,815	435,143	409,891
Shareholders' equity	61,801	59,886	53,246	59,067	55,810
Total assets	608,722	570,193	545,888	538,677	508,378
Other Data:					
Employees	270	284	254	257	262
Shareholders	1,339	1,364	1,439	1,452	1,484
Cash dividends	$ 3,050	$ 2,942	$ 2,795	$ 2,336	$ 1,795
Cash dividends as a percent of net income	35.29%	36.21%	35.58%	31.95%	31.38%
Financial Ratios:					
Return on average assets	1.50%	1.47%	1.47%	1.44%	1.19%
Return on beginning equity	14.43%	15.26%	13.30%	13.10%	11.09%
Equity to assets	10.14%	10.50%	9.75%	10.97%	10.98%
Loans to funding sources	73.43%	73.94%	72.88%	68.21%	72.27%
Loans to total assets	63.57%	65.74%	65.31%	60.27%	63.90%
Allowance for loan losses to total loans	1.50%	1.43%	1.46%	1.51%	1.52%

1) This summary should be read in conjunction with the related Consolidated Financial Statements and Notes to the Financial Statements. Per share data has been retroactively adjusted for stock dividends, stock splits and the acquisition of Chippewa Valley Bancshares, Inc.

A Message from the President



To Our Shareholders

It is my great privilege to address the shareholders of this fine Company for the first time as Chief Executive Officer. 2001 was truly a year that I will never forget. In many ways it was the most rewarding and memorable year of my career; in other ways, it was the most difficult year.

2001 began with economic uncertainty, which carried over from the fourth quarter of 2000. In an effort to bolster the economy and stave off a recession, the Federal Open Market Committee of the Federal Reserve Bank began aggressively lowering interest rates. By the middle of the third quarter, it appeared that the rate cuts were beginning to take hold and the future was looking brighter.

Then, on September 11, 2001, a day that no one will ever forget, our nation suffered an unprecedented terrorist attack. The destruction of the World Trade Center resulted in the loss of one of the most notable symbols of our free world. The attack was an attempt to cripple the core of our financial community. Not only did it fail to derail the financial community, it has served to strengthen us as a nation.

While we are all still feeling the impact of the significant economic and national events of what will surely be a year that none of us will ever forget, the outlook for Wayne Bancorp, Inc. remains unchanged. We feel that the Company is positioned very well to work through the turbulent times that we are facing.

You will see as you read through this Annual Report that your Company performed very well in 2001. This is due largely to the efforts of a very dedicated staff, Management team and Board of Directors. The Company's earnings for the full year set yet another record reaching $8.6 million. The Company has hit another milestone in that our total assets have surpassed the $600 million mark for the first time in the Company's history. The shareholders have been rewarded during the year with a 6.23% increase in the cash dividend per share, a substantial increase in the price of the stock over the past year, and the Board of Directors, with their focus on shareholder value, authorized and paid a 5% stock dividend in December of 2001.

The focus for Wayne Bancorp, Inc. in the near term is to concentrate our efforts on the things we do well, such as asset quality, strict underwriting, improving net interest margin and customer relations. Providing our customers with insight so that they can achieve their own financial goals is what we do best. Our commitment to educate our staff on providing superior quality service is moving along very well. Our "service and sales culture" initiative is now in its second full year and we are seeing very positive results from those efforts.

In closing, the Board of Directors, Management and staff of Wayne Bancorp, Inc. would like to thank the men and women who serve and have served in our nation's armed forces. Without their service and sacrifice and those of their families, we could not enjoy the prosperity and freedom that we have today.

Sincerely,

David P. Boyle, CPA
President & CEO

Management's Responsibility for Financial Reporting

WAYNE BANCORP, INC.

January 23, 2002

The Management of Wayne Bancorp, Inc. has prepared and is responsible for the financial statements and for the integrity and consistency of other related information contained in the Annual Report. In the opinion of Management, the financial statements, which necessarily include amounts that are based on Management estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate to the circumstances. The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with Company authorizations and policies, and that transactions are properly recorded so as to permit preparation of financial statements that will fairly present the financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Internal controls are augmented by written policies covering standards of personal and business conduct and an organizational structure providing for division of responsibility and authority.

The effectiveness of and compliance with established control systems is monitored through a continuous program of internal audit and credit examinations. In recognition of cost-benefit relationships and inherent control limitations, some features of the control system are designed to detect rather than prevent errors, irregularities and departures from approved policies and practices. Management believes that the system of controls is adequate to prevent or detect errors or irregularities that would be material to the financial statements and that timely corrective actions have been initiated when appropriate.

The Company engaged Crowe, Chizek and Company LLP, independent certified public accountants, to render an opinion on the financial statements. The accountants have advised Management that they were provided with access to all information and records deemed necessary to render their opinion. The Board of Directors exercises its responsibility for the financial statements and related information through the Audit Committee, which is comprised entirely of outside directors. The Audit Committee meets on a regular basis with Management, the Internal Auditor of the Company, and Crowe, Chizek and Company LLP to assess the scope of the annual audit plan, to review the status and results of audits, to review the Annual Report and Form 10-K, including major changes in accounting policy and reporting practices, and to approve non-audit related services rendered by the independent auditors.

Crowe, Chizek and Company LLP also meets with the Audit Committee, without Management being present, to afford them the opportunity to express their opinion on the adequacy of Management's compliance with the established policies and procedures and the quality of the financial reporting.

David P. Boyle, CPA
President & CEO
Wayne Bancorp, Inc.

John A. Lende, CPA
Treasurer
Wayne Bancorp, Inc.

Auditor's Report from Crowe, Chizek and Company LLP

Board of Directors and Shareholders
Wayne Bancorp, Inc.
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Wayne Bancorp, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP
Columbus, Ohio
January 23, 2002

Consolidated Balance Sheets

(in thousands of dollars except per share data)	December 31, 2001	2000
Assets		
Cash and due from banks	$ 28,738	$ 21,369
Federal funds sold	3,975	22,475
Total cash and cash equivalents	32,713	43,844
Securities available-for-sale	165,098	138,349
Loans held-for-sale	11,881	
Loans	387,484	374,840
Less:		
Allowance for loans	(5,821)	(5,343)
Net loans	381,663	369,497
Premises and equipment	9,813	9,620
Accrued income receivable and other assets	7,554	8,883
Total assets	$ 608,722	$ 570,193
Liabilities		
Deposits		
Interest bearing	$ 429,253	$ 402,654
Non-interest bearing	72,323	68,924
Total deposits	501,576	471,578
Short-term borrowings	33,635	30,540
Federal Home Loan Bank advances and other borrowed funds	6,896	4,640
ESOP loan	1,800	200
Other liabilities	3,014	3,349
Total liabilities	546,921	510,307
Shareholders' Equity		
Common stock, stated value $1.00	4,917	4,917
Shares authorized, 12,000,000 in 2001 and 2000		
Shares issued, 4,917,218 in 2001 and 2000		
Shares outstanding, 4,657,531 in 2001 and 4,600,869 in 2000		
Paid in capital	13,148	13,140
Retained earnings	50,748	51,809
Unearned ESOP shares, 74,609 shares in 2001 and 0 shares in 2000	(1,651)	0
Treasury stock, at cost, 259,687 shares in 2001 and 316,349 shares in 2000	(7,547)	(10,553)
Accumulated other comprehensive income	2,186	573
Total shareholders' equity	61,801	59,886
Total liabilities and shareholders' equity	$ 608,722	$ 570,193

See Notes to Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income

(in thousands of dollars except per share data)	Years Ended December 31, 2001	2000	1999
Interest Income			
Interest and fees on loans	$ 33,127	$ 33,069	$ 28,650
Interest on securities:			
Taxable	5,814	6,368	7,135
Nontaxable	1,842	1,769	1,660
Other interest income	312	297	385
Total interest income	41,095	41,503	37,830
Interest Expense			
Interest on deposits	15,220	17,135	14,548
Interest on federal funds purchased and repurchase agreements	1,027	1,501	1,220
Interest on Federal Home Loan Bank advances and other borrowed funds	424	374	278
Total interest expense	16,671	19,010	16,046
Net Interest Income	24,424	22,493	21,784
Provision for loan losses	701	216	180
Net Interest Income After Provision For Loan Losses	23,723	22,277	21,604
Other Income			
Service charges and fees on deposit accounts	2,122	1,806	1,737
Income from fiduciary activities	1,502	1,476	1,506
Net gain on sale of loans	501	95	30
Net gain on sale of securities	33	3	51
Other non-interest income	709	814	708
Total other income	4,867	4,194	4,032
Other Expenses			
Salaries and employee benefits	9,077	8,377	7,654
Occupancy and equipment	2,097	2,018	1,911
Other operating expenses	5,142	4,553	4,913
Total other expenses	16,316	14,948	14,478
Income Before Income Tax Expense	12,274	11,523	11,158
Income Tax Expense	3,631	3,398	3,303
Net Income	$ 8,643	$ 8,125	$ 7,855
Other Comprehensive Income, Net of Tax			
Unrealized gain (loss) on available-for-sale securities arising during the period	1,635	1,464	(2,414)
Reclassification adjustment for amounts realized on securities included in net income	(22)	(2)	(34)
Total other comprehensive income	1,613	1,462	(2,448)
Comprehesive Income	$ 10,256	$ 9,587	$ 5,407
Per Share Data:			
Net Income Per Share - Basic	$ 1.83	$ 1.69	$ 1.61
Net Income Per Share - Diluted	$ 1.83	$ 1.69	$ 1.61

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Years Ended December 31, 2001	2000	1999
Operating Activities			
Net Income	$ 8,643	$ 8,125	$ 7,855
Adjustments to reconcile net cash provided by operating activities:			
Provision for loan losses	701	216	180
Depreciation and amortization	1,159	1,419	1,331
Federal Home Loan Bank stock dividends	(136)	(138)	(123)
Amortization of investment security premiums and accretion of discounts, net	324	338	724
Compensation expense on ESOP shares	157	84	146
Net deferred fees on loans	50	(170)	(271)
Net gain on sale of securities	(33)	(3)	(51)
Net gain on sale of loans	(501)	(95)	(30)
Gain on sale of premises	(25)		
Loans originated for sale	(44,052)		
Proceeds from sales of loans held-for-sale	32,352		
Deferred income taxes	(247)	(253)	(5)
Change in interest receivable	237	(211)	345
Change in interest payable	(198)	125	(48)
Other, net	610	(1,556)	203
Net cash from operating activities	(959)	7,881	10,256
Investing Activities			
Securities available-for-sale:			
Purchases	(75,070)	(29,566)	(47,268)
Proceeds from maturities and repayments	50,561	36,050	57,773
Proceeds from sales	49	7,203	10,174
Net increase in loans	(12,917)	(44,609)	(32,669)
Proceeds from sales of portfolio loans		26,208	466
Purchase of premises and equipment	(1,511)	(1,444)	(1,683)
Proceeds from sale of premises	351		
Net cash from investing activities	(38,537)	(6,158)	(13,207)
Financing Activities			
Net increase in deposits	29,998	9,763	26,672
Net change in short-term borrowings	3,095	4,857	(11,307)
Proceeds from Federal Home Loan Bank advances	4,950	13,300	12,000
Repayment of Federal Home Loan Bank advances	(2,680)	(10,073)	(13,270)
Proceeds from other borrowed funds		137	
Repayment of ESOP loan and other borrowed funds	(214)	(212)	(200)
Cash dividends paid	(2,657)	(2,540)	(2,398)
Cash paid in lieu of fractional shares on stock dividend	(14)		
Treasury stock purchased, net	(4,113)	(491)	(8,976)
Net cash from financing activities	28,365	14,741	2,521
Net change in cash and cash equivalents	(11,131)	16,464	(430)
Cash and cash equivalents at beginning of year	43,844	27,380	27,810
Cash and cash equivalents at end of year	$ 32,713	$ 43,844	$ 27,380
Supplemental disclosures of cash flow information			
Cash basis payments for federal income taxes	$ 4,255	$ 3,740	$ 3,105
Cash basis payments for interest expense	16,870	18,885	16,094
Supplemental non-cash disclosure			
Stock issued for business purchase	$ 86		
ESOP obligation guaranteed by the Company	1,800		

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of dollars except per share data) Three Years Ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Income	Total
Balance, January 1, 1999	$ 4,917	$ 13,310	$ 41,989	$ (2,308)	$ (400)	$ 1,559	$ 59,067
Net income			7,855				7,855
Cash dividends ($.57 per share)			(2,795)				(2,795)
Purchase of treasury stock (260,533 shares)				(8,976)			(8,976)
Dividends reinvested (13,544 shares)				397			397
Shares earned under ESOP (4,546 shares)		(54)			200		146
Change in estimated fair value of securities available-for-sale						(2,448)	(2,448)
Balance, December 31, 1999	4,917	13,256	47,049	(10,887)	(200)	(889)	53,246
Net income			8,125				8,125
Cash dividends ($.61 per share)			(2,942)				(2,942)
Purchase of treasury stock (26,386 shares)				(491)			(491)
Dividends reinvested (24,270 shares)			(423)	825			402
Shares earned under ESOP (4,545 shares)		(116)			200		84
Change in estimated fair value of securities available-for-sale						1,462	1,462
Balance, December 31, 2000	4,917	13,140	51,809	(10,553)	0	573	59,886
Net income			8,643				8,643
Cash dividends ($.65 per share)			(3,050)				(3,050)
5% stock dividend (220,963 shares)			(6,423)	6,423			
Cash paid in lieu of fractional shares on 5% stock dividend			(14)				(14)
Purchase of treasury stock (185,731 shares)				(4,113)			(4,113)
Dividends reinvested (17,723 shares)			(170)	563			393
Common stock acquired pursuant to ESOP (81,392 shares)					(1,800)		(1,800)
Shares earned under ESOP (6,783 shares)		8			149		157
Purchase of Chippewa Valley Title Agency, Inc. (4,000 shares)			(47)	133			86
Change in estimated fair value of securities available-for-sale						1,613	1,613
Balance, December 31, 2001	$ 4,917	$ 13,148	$ 50,748	$ (7,547)	$ (1,651)	$ 2,186	$ 61,801

See Notes to Consolidated Financial Statements

1 Nature of Operations

Wayne Bancorp, Inc. (WBC) is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB), conduct general commercial banking business, while its non-bank subsidiary, MidOhio Data, Inc. (MID) performs proof operations for WCNB. Chippewa Valley Title Agency, Inc., (CVT) a wholly-owned subsidiary of WCNB, performs services related to title insurance for the bank subsidiaries.

WCNB acquired CVT, effective March 31, 2001, by issuing 4,200 shares of its stock to purchase the assets of CVT. The acquisition was accounted for as a purchase.

The Company's bank subsidiaries operate in the single industry of commercial and retail banking. While these subsidiaries offer a wide variety of products and services, they are all deemed to be part of commercial and retail banking. Therefore, internal financial information is primarily reported and aggregated in one line of business, banking.

The Company has 21 banking locations in Wayne, Holmes, Medina and Stark counties in Ohio. Through this branch network, the Company provides a wide variety of services to businesses, individuals, institutional and governmental customers. These services include commercial and personal checking accounts, savings and time deposits, business and personal loans, real estate loans, leases, safe deposit facilities, telephone banking and online banking. Substantially, all loans are secured by specific identified collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

The Company operates an Investment and Trust Services Group which offers comprehensive trust administrative services, and agency, trust and investment services to individuals, corporations, partnerships, institutions and municipalities. In addition, the Company provides retail investment services, including mutual funds and annuities as well as discount brokerage services which offer stock trading services to customers.

2 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Wayne Bancorp, Inc. and its wholly-owned subsidiaries, WCNB, CVB and MID, as well as WCNB's wholly-owned subsidiary CVT, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The collectibility of loans, fair value of financial instruments and the status of contingencies are particularly subject to change.

Cash Flows

Cash and cash equivalents includes cash, deposits with other financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities

Securities are classified as held-to-maturity and carried at amortized cost, when Management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they may be sold prior to maturity. Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as the Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premiums and accretion of discounts. Gains or losses are calculated based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans

Loans that Management has the positive intent and ability to hold for the foreseeable future or until maturity or payoff are reported at principal balances outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Management from time to time may elect to sell pools of portfolio loans for interest rate risk purposes. Loans held-for-sale are reported at the lower of cost or market on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan. Interest income is not reported if full loan payment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries of loans previously charged off and decreased by loans charged off. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management's judgment, should be charged-off. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage, consumer, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Other Real Estate

Other real estate is recorded at the lower of cost or fair value, less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time the property is acquired is accounted for as a loan charge-off. Any subsequent reductions in the fair value is reflected in a valuation allowance through a charge to other real estate expense. Expenses incurred to carry other real estate are charged to operations as incurred. There was no other real estate held at December 31, 2001 and 2000.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, while land is stated at cost. Depreciation is computed on a straight-line method over the estimated useful life of the asset. Assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Servicing Assets

Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondly, as to the geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Goodwill

Goodwill is the excess of purchase price over identified tangible net assets from business acquisitions. Goodwill is included in other assets and is recorded at cost, less accumulated amortization. Goodwill is amortized over its estimated useful life of 15 years. Goodwill at December 31, 2001 and 2000 totaled $748 thousand and $829 thousand respectively, net of accumulated amortization of $3.38 million and $3.36 million respectively.

Trust Group Assets and Income

Assets held by the Company in a fiduciary or other capacity for its trust customers are not included in the accompanying consolidated financial statements since such items are not assets of the Company. Fee income on fiduciary activities is accrued based on expected fees to be collected from various fiduciary accounts. These fees are primarily based on, among other things, a fixed regular fee, a percentage of assets managed, and a percentage of the earnings on trust assets.

Repurchase Agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation

Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 to measure expense.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed by using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customers' financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Employee Stock Ownership Plans

The cost of shares issued to the Employee Stock Ownership Plan (ESOP), but not yet committed to be allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of the shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Treasury Stock

Treasury stock is carried at the cost of the shares acquired. The Company periodically reissues these treasury shares for its Dividend Reinvestment Plan. The shares reissued from the treasury stock account are removed at the average cost of the shares. If the treasury stock is issued at a price in excess of the average cost (gain), the excess is recorded as an addition to paid-in capital. If the treasury stock is issued at a price less than the average cost (loss), the deficiency is recorded as a reduction of any paid-in capital related to previous re-issuances or retirements of treasury stock. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

Stock Dividends

Stock dividends are reported by transferring the market value of the shares issued from treasury stock to retained earnings. On November 21, 2001, the Board of Directors declared a 5% stock dividend payable on December 28, 2001, resulting in the issuance of 220,963 shares.

Earnings Per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment plan whereby the Company's shareholders are eligible to acquire new common shares of stock at 100% of the current estimated fair market value in lieu of receiving cash dividends. Shareholders can have all or part of their normal cash dividends reinvested in the Company's stock. During 2001 and 2000, 17,723 and 24,270 shares of stock were allocated under this plan in lieu of cash dividends of $393 thousand and $402 thousand. The Company can either acquire these shares on the open market to fund its obligation, or use shares held as treasury stock. Stock issued from treasury is transferred at the market value of the stock.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $7.7 million and $6.7 million was required to meet regulatory reserve and clearing requirements at December 31, 2001 and 2000. These balances do not earn interest.

Dividend Restrictions

Banking regulations require maintenance of certain capital levels which may limit the amount of dividends paid by the bank subsidiaries to the holding company or the holding company to shareholders. See Note #15 for regulatory capital requirements and dividend restrictions.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. The fair value of estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

New Accounting Pronouncements

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied value. Adoption of this standard on January 1, 2002 will result in lower amortization expense of $81 thousand for the year ending December 31, 2002.

Reclassifications

Certain reclassifications have been made to amounts previously reported to conform with the current financial statement presentation.

3 Securities

The summary of amortized cost and fair values of securities available-for-sale were as follows:

December 31, 2001 (dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 17,549	$ 486	$	$ 18,035
Federal agency obligations	44,031	820	(12)	44,839
Mortgage-backed securities	11,966	241		12,207
Obligations of states and political subdivisions	55,027	1,072	(68)	56,031
Corporate obligations	30,076	919		30,995
Other securities	3,136	28	(173)	2,991
	$161,785	$ 3,566	$ (253)	$165,098

December 31, 2000 (dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 22,642	$ 203	$ (27)	$ 22,818
Federal agency obligations	28,882	315	(51)	29,146
Mortgage-backed securities	9,344	60	(17)	9,387
Obligations of states and political subdivisions	39,312	485	(65)	39,732
Corporate obligations	34,353	172	(47)	34,478
Other securities	2,947	32	(191)	2,788
	$137,480	$ 1,267	$ (398)	$138,349

During 2001, 2000 and 1999, proceeds from the sales of securities available-for-sale were $49 thousand, $7.2 million and $10.2 million with gross gains of $33 thousand, $9 thousand and $54 thousand, there were no losses in 2001, however gross losses of $6 thousand and $3 thousand were included in earnings for 2000 and 1999 respectively.

The amortized cost and estimated fair value of the securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay the obligations with or without call or prepayment penalties.

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 31,093	$ 31,614
Due after one year through five years	90,206	92,635
Due after five years through ten years	20,603	20,871
Due after ten years	4,781	4,780
	146,683	149,900
Mortgage-backed securities	11,966	12,207
Other securities	3,136	2,991
	$ 161,785	$ 165,098

Securities were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Such pledged securities at December 31, 2001 and 2000 had a carrying amount of $83.2 million and $62.9 million, respectively.

4 Loans

The composition of the loan portfolio at December 31 was as follows:

(dollars in thousands)	2001	2000
Commercial	$ 224,743	$ 177,741
Real estate	103,896	129,092
Consumer installment	44,544	52,819
Home equity	13,758	13,940
Direct lease financing	1,175	1,869
Other loans	201	227
Gross loans	388,317	375,688
Less: Net deferred loan fees	(672)	(622)
Unearned income on leases	(161)	(226)
Total loans	$ 387,484	$ 374,840

The Banks have granted loans to the officers and directors of the Company and its subsidiaries and their related business interests. The aggregate dollar amount of these loans was $9.6 million and $6.2 million at December 31, 2001 and 2000, respectively. During 2001, $9.8 million of new loans and advancements were made and the repayments on loans to these parties totaled $6.4 million.

Impaired loans were as follows:

(dollars in thousands)	2001	2000
Year-end loans with no allocated allowance for loan losses	$ 0	$ 0
Year-end loans with allocated allowance for loan losses	1,250	0
Total	$ 1,250	$ 0
Amount of the allowance for loan losses allocated	$ 452	$ 0

(dollars in thousands)	2001	2000	1999
Average impaired loans during the year	$ 811	$ 0	$ 0
Interest income recognized during impairment	82	0	0
Cash-basis interest income recognized	81	0	0

Nonperforming loans were as follows:

(dollars in thousands)	2001	2000
Loans past due over 90 days and accruing interest	$ 217	$ 226
Non-accrual loans	800	

5 Allowance for Loan Losses

A summary of the activity in the allowance for loan losses is as follows:

(dollars in thousands)	2001	2000	1999
Balance at beginning of year	$ 5,343	$ 5,197	$ 4,916
Loans charged off	(421)	(234)	(261)
Loan recoveries	198	164	362
Provision for loan losses	701	216	180
Balance at end of year	$ 5,821	$ 5,343	$ 5,197

6 Servicing Assets

Activity for capitalized mortgage servicing rights was as follows:

(dollars in thousands)	2001	2000
Servicing rights		
Beginning of year	$ 261	$
Additions	320	261
Amortized to expense	56	0
End of year	$ 525	$ 261

7 Premises and Equipment

A summary of the premises and equipment balances at December 31 was as follows:

(dollars in thousands)	2001	2000
Land	$ 2,571	$ 2,466
Premises and leasehold improvements	10,412	9,961
Furniture and equipment	8,829	8,248
	21,812	20,675
Less accumulated depreciation	(11,999)	(11,055)
Balance at end of year	$ 9,813	$ 9,620

Depreciation expense was $992 thousand in 2001, $1.08 million in 2000, and $1.01 million in 1999.

8 Deposits

Time certificates of deposit with a balance of $100,000 or more were $46.1 million and $31.0 million at December 31, 2001 and 2000 respectively. Interest expense on these deposits was $1.60 million, $1.61 million and $1.37 million for 2001, 2000, and 1999, respectively.

At year-end 2001, stated maturities on time certificates of deposit were as follows:

(dollars in thousands)	
2002	$ 110,411
2003	51,229
2004	22,364
2005	8,757
2006	2,929
	$ 195,690

9 Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, which are financing arrangements. Physical control is maintained for all securities sold under agreements to repurchase. Securities sold under agreements to repurchase totaled $33.6 million and $30.5 million, at December 31, 2001 and 2000, respectively.

Information concerning securities sold under agreements to repurchase was as follows:

(dollars in thousands)	2001	2000
Average month-end balance during the year	$ 29,959	$ 27,073
Average interest rate during the year	3.37%	5.32%
Maximum month-end balance during the year	$ 33,635	$ 32,057

Securities underlying these agreements at year-end were as follows:

(dollars in thousands)	2001	2000
Amortized cost of securities	$ 37,921	$ 35,587
Fair value of securities	38,979	35,831

Included in Federal Home Loan Bank advances and other borrowed funds are fixed rate advances from the Federal Home Loan Bank (FHLB) of Cincinnati, as well as an assumption of debt due on the purchase of land. Principal balances on the FHLB advances at December 31, 2001, and 2000 were $6.8 million and $4.5 million. Interest expense on these borrowings for the years ending December 31, 2001 and 2000 was $289 thousand and $320 thousand. The weighted average interest rate on these advances is 5.01% and 6.53%. These advances were collateralized by $8.5 million and $6.1 million of WCNB's one-to-four family residential real estate loans and FHLB stock of $1.5 million and $1.4 million at December 31, 2001 and 2000. The principal balance on other borrowed funds was $112 thousand and $126 thousand at December 31, 2001 and 2000.

The principal repayments due on these borrowings were as follows at December 31, 2001:

(dollars in thousands)	
2002	$ 5,499
2003	1,316
2004	17
2005	19
2006	20
Thereafter	25
	$ 6,896

10 Disclosure About Fair Value of Financial Instruments

The estimated fair value approximates carrying value for all financial instruments except those described below:

Securities

Fair values are based on a quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans and Leases

The fair value of fixed rate loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Leases are not considered financial instruments under generally accepted accounting principles and, therefore, are not included in the following schedules.

Deposits

Fair values for deposit liabilities with defined maturities are based on the discounted value of future cash flows expected to be paid, using the current rate offered for similar deposits with the same remaining maturities.

Long-term Debt

The fair value of long-term debt is estimated by discounting future cash flows using currently available rates for similar financing.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of off-balance sheet loan commitments is considered nominal.

The estimated fair values of the Company's financial instruments were as follows:

(dollars in thousands)	2001 Carrying Amount	2001 Estimated Fair Value	2000 Carrying Amount	2000 Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$ 32,713	$ 32,713	$ 43,844	$ 43,844
Securities available-for-sale	165,098	165,098	138,349	138,349
Loans held-for-sale	11,881	11,881		
Net loans, excluding leases	387,142	391,541	367,904	367,931
Accrued interest receivable	4,247	4,247	4,485	4,485
Financial Liabilities:				
Deposits	(501,576)	(505,804)	(471,578)	(472,043)
Short-term borrowings	(33,635)	(33,635)	(30,540)	(30,540)
Federal Home Loan Bank advances and other borrowed funds	(6,896)	(7,064)	(4,640)	(4,656)
ESOP loan	(1,800)	(1,890)	(200)	(200)
Accrued interest payable	(1,530)	(1,530)	(1,729)	(1,729)

11 Employee Benefit Plans

The Company sponsors a non-contributory Employee Stock Ownership Plan (ESOP), and a 401(k) plan, in which all salaried employees with one year or more of service participate. Discretionary contributions to the ESOP are made by the Company's subsidiaries. For the years presented contributions were made in an amount equal to 6% of the aggregate compensation paid in each year to all eligible participants. The 401(k) is funded through a salary reduction program, as well as a matching portion funded by the respective subsidiaries. The plan policy allows the Company to match up to 50% of the employee's contribution, up to the first 6%. The ESOP has received a favorable determination letter from the Internal Revenue Service on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Actual contributions paid to the plans, by the Company, for the three years ending December 31, were as follows:

(dollars in thousands)	2001	2000	1999
401(k)	$ 143	$ 134	$ 131
ESOP	368	361	329
	$ 511	$ 495	$ 460

In April 1998 and again in February 2001, the ESOP borrowed funds from an unrelated financial institution to acquire common shares of the Company. The loan is secured by the shares purchased with the proceeds, and will be repaid from discretionary contributions to the ESOP and earnings on the ESOP assets. The current loan is also guaranteed by WBC. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and shares are released from the suspense account, such shares will be validly issued, fully paid and nonassessable. At December 31, 2001 and 2000 the loan balance was $1.8 million and $200 thousand, respectively.

As shares are committed to be released for allocation, the Company reports compensation expense equal to the current market price of the shares, and shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense related to leveraged shares was $157 thousand in 2001, $84 thousand in 2000 and $146 thousand in 1999. The ESOP shares as of December 31, 2001 and 2000 were as follows:

	2001	2000
Allocated shares	165,068	150,800
Shares committed to be released for allocation	6,783	13,637
Unreleased shares	74,609	0
	246,460	164,437
Fair value of unreleased shares	$ 1,641,000	0

The Company established an incentive stock option plan in 1999 that covers directors and certain officers of the Company. Under this plan, options to purchase stock have been granted to these directors and officers. This plan provides for the issue of up to 525,000 options. Exercise price is the market price at the date of grant. The maximum option term is ten years, options issued to directors are vested immediately, while options issued to certain officers vest over a three-year period. In the event, however, of a change in control, options issued to these officers become fully vested and exercisable immediately.

A summary of the activity in the plan is as follows:

	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price	1999 Shares	1999 Weighted Average Exercise Price
Outstanding at beginning of year	79,695	$ 25.56	54,705	$ 30.08	0	$ 0.00
Granted	57,400	21.00	24,990	15.67	54,705	30.08
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	(3,990)	32.86	0	0.00	0	0.00
Outstanding at end of year	133,105	$ 23.37	79,695	$ 25.56	54,705	$ 30.08
Options exercisable at year-end	81,820	$ 25.61	42,840	$ 27.61	21,420	$ 29.29
Remaining options available for grant	391,895		445,305		470,295	

Options outstanding at year-end 2001 were as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 14.76	15,540	9 years	0
17.14	9,450	9 years	9,450
21.00	57,400	10 years	31,000
24.76	18,795	8 years	9,450
32.86	31,920	7 years	31,920
$ 23.37	133,105	8.8 years	81,820

The following table presents the fair value of options granted using the Black-Scholes option pricing model along with the assumptions used in the computation.

Date of Grant	Fair Value of Options	Risk Free Interest Rate	Expected Life	Expected Dividends	Expected Stock Price Volatility
January 6, 1999	$ 9.72	4.59%	7.5 years	2.00%	25.21%
December 31, 1999	7.21	5.73	7.5 years	2.50	23.89
December 13, 2000	3.60	5.33	7.5 years	4.13	28.15
December 20, 2000	3.26	5.13	7.5 years	4.00	28.15
December 15, 2001	6.20	5.01	7.5 years	3.08	30.37

The following pro forma information presents net income and earnings per share had SFAS No. 123 fair value method been used to measure compensation cost for stock options. No compensation expense was recognized for the years ended December 31, 2001, 2000 and 1999.

(dollars in thousands except per share data)	2001	2000	1999
Net income as reported	$ 8,643	$ 8,125	$ 7,855
Pro forma net income	8,373	7,978	7,670
Basic earnings per common share as report	1.83	1.69	1.61
Pro forma basis earnings per common share	1.77	1.66	1.57
Diluted earnings per common share as reported	1.83	1.69	1.61
Pro forma diluted earnings per common share	1.77	1.66	1.57

12 Other Operating Expenses

Other operating expenses include the following major categories of expense:

(dollars in thousands)	2001	2000	1999
Data processing	$ 910	$ 729	$ 1,093
Franchise tax	628	551	641
Intangible amortization	81	335	317
Other operating	3,523	2,938	2,862
	$ 5,142	$ 4,553	$ 4,913

13 Income Taxes

Income tax expense and related balance sheet accounts were as follows:

(dollars in thousands)	2001	2000	1999
Federal current	$ 3,878	$ 3,651	$ 3,308
Federal deferred (benefit)	(247)	(253)	(5)
	$ 3,631	$ 3,398	$ 3,303

The sources of gross deferred tax assets and gross deferred tax liabilities at December 31, were as follows:

(dollars in thousands)	2001	2000	1999
Items giving rise to deferred tax assets:			
Allowance for loan losses in excess of tax reserves	$ 1,979	$ 1,531	$ 1,282
Employee benefits	312	266	373
Intangible assets	127	155	164
Unrealized loss on securities available-for-sale			458
Other	3	5	2
	2,421	1,957	2,279
Items giving rise to deferred tax liabilities:			
Depreciation	(145)	(164)	(189)
FHLB stock dividend	(234)	(187)	(140)
Leases	(89)	(193)	(394)
Unrealized gain on securities available-for-sale	(1,126)	(296)	
Loan servicing	(179)		
Other	(230)	(116)	(54)
	(2,003)	(956)	(777)
Net deferred tax assets	$ 418	$ 1,001	$ 1,502

The Company has sufficient taxes paid in prior years to support recording these deferred tax assets without a valuation allowance.

The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rates of 34% and 35% for the three years presented are as follows:

(dollars in thousands)	2001	2000	1999
Tax at federal statutory rate	$ 4,196	$ 3,933	$ 3,794
Effect of tax-exempt income	(482)	(465)	(447)
Effect of non-deductible goodwill amortization	29	67	61
Other	(112)	(137)	(105)
	$ 3,631	$ 3,398	$ 3,303
Effective tax rate	29.58%	29.49%	29.60%

14 Commitments and Contingencies

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customers financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.

Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk were as follows at year end.

(dollars in thousands)	2001	2000
Commitments to extend credit	$ 9,755	$ 32,207
Unused lines of credit	73,060	63,775
Standby letters of credit	1,513	1,156

Commitments to make loans are generally made for 60 days or less. Included in commitments to extend credit at December 31, 2001 and 2000, were $10.3 million and $16.2 million in fixed rate loans with interest rates ranging from 6.0% to 7.5% in 2001, and 9.5% to 11.0% in 2000. Maturities range from 3 to 15 years for both 2001 and 2000.

The Company has entered into employment agreements with certain officers of the Company and its affiliates. The term of the agreements are ten years. The employment agreements provide that in the event of a "change in control" of Wayne Bancorp, Inc., the officers would be entitled to benefits under the agreement.

15 Regulatory Matters

Dividends are paid by the Company from its assets which are mainly provided by dividends from its subsidiaries. However, certain restrictions exist in regard to the ability to transfer funds to the Company in the form of dividends. The approval of the Comptroller of the Currency, for WCNB, and the Federal Reserve Board, for CVB, is required in order to pay dividends in excess of earnings retained in the current year plus retained earnings from the preceding two years. At year-end 2001, the amount of retained earnings available for dividends without this approval is $4.8 million for WCNB and $1.9 million for CVB.

The Company and its subsidiaries are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration is required. The minimum requirements are:

	Capital to Risk-Weighted Assets		Tier 1 Capital to Average Assets
	Total	Tier 1	
Well capitalized	10%	6%	5%
Adequately capitalized	8	4	4
Undercapitalized	6	3	3

At year-end, consolidated and Bank only actual capital levels and minimum required levels were as follows:

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$64,077	15.4%	$33,293	8.0%	$41,617	10.0%
WCNB	47,584	15.0	25,351	8.0	31,688	10.0
CVB	13,801	13.9	7,970	8.0	9,962	10.0
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$58,867	14.2%	$16,647	4.0%	$24,970	6.0%
WCNB	39,868	12.6	12,675	4.0	19,013	6.0
CVB	12,553	12.6	3,985	4.0	5,977	6.0
Tier 1 Capital (to Average Assets)						
Consolidated	$58,867	9.8%	$23,976	4.0%	$29,970	5.0%
WCNB	39,868	9.2	17,337	4.0	21,671	5.0
CVB	12,553	7.5	6,700	4.0	8,375	5.0
As of December 31, 2000						
Total Capital (to Risk Weighted Assets)						
Consolidated	$63,308	16.4%	$30,827	8.0%	$38,534	10.0%
WCNB	47,399	15.8	23,940	8.0	29,925	10.0
CVB	12,240	13.2	7,396	8.0	9,245	10.0
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$58,485	15.2%	$15,413	4.0%	$23,120	6.0%
WCNB	36,156	12.1	11,970	4.0	17,955	6.0
CVB	11,082	12.0	3,698	4.0	5,547	6.0
Tier 1 Capital (to Average Assets)						
Consolidated	$58,485	10.5%	$22,344	4.0%	$27,930	5.0%
WCNB	36,156	8.8	16,446	4.0	20,557	5.0
CVB	11,082	7.3	6,055	4.0	7,569	5.0

At year-end 2001 and 2000, the Company and subsidiaries were categorized as well capitalized. Management is not aware of any conditions subsequent to year-end that would change the Company's or the Banks' capital category.

16 Wayne Bancorp, Inc. (Parent Company Only) Financial Information

Balance Sheets

(dollars in thousands)	Years Ended December 31, 2001	2000
Assets		
Cash	$ 1,975	$ 2,104
Securities available-for-sale	734	664
Subordinated note from subsidiary	3,750	7,500
Investment in subsidiaries	56,713	49,551
Other assets	989	442
Total assets	$ 64,161	$ 60,261
Liabilities	$ 2,360	$ 375
Shareholders' equity	61,801	59,886
Total liabilities and shareholders' equity	$ 64,161	$ 60,261

Statements of Income

(dollars in thousands)	Years Ended December 31, 2001	2000	1999
Dividends from subsidiaries	$ 3,107	$ 2,942	$11,087
Other income	394	599	632
	3,501	3,541	11,719
Other expenses	608	190	286
Income before income taxes and equity in undistributed earnings of subsidiaries	2,893	3,351	11,433
Federal income tax (benefit)	(192)	(61)	(94)
	3,085	3,412	11,527
Equity in undistributed earnings (distributions in excess of earnings) of subsidiaries	5,558	4,713	(3,672)
Net income	$ 8,643	$ 8,125	$ 7,855

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31, 2001	2000	1999
Operating Activities			
Net income	$ 8,643	$ 8,125	$ 7,855
Adjustments to reconcile net income to net cash provided by operating activities (equity in undistributed earnings) distributions in excess of earnings of subsidiaries	(5,558)	(4,713)	3,672
Other, net	(133)	(266)	(75)
Net cash from operating activities	2,952	3,146	11,452
Investing Activities			
Purchase of securities available-for-sale	(96)	(8)	(24)
Proceeds from sales and maturities of securities available-for-sale	49	69	200
Capitalization of MidOhio Data, Inc.			(850)
Proceeds from repayment of subordinated note from subsidiary	3,750	2,500	
Net cash from investing activities	3,703	2,561	(674)
Financing Activities			
Net change in short-term borrowings		(605)	605
Cash dividends paid	(2,657)	(2,540)	(2,398)
Cash paid in lieu of fractional shares on 5% stock dividend	(14)		
Treasury stock purchased, net	(4,113)	(491)	(8,976)
Net cash from financing activities	(6,784)	(3,636)	(10,769)
Net change in cash	(129)	2,071	9
Cash at beginning of year	2,104	33	24
Cash at end of year	$ 1,975	$ 2,104	$ 33

17 Earnings Per Common Share

The factors used in the earnings per common share computations were as follows:

(dollars in thousands except per share data)	2001	2000	1999
Basic			
Net income	$ 8,643	$ 8,125	$ 7,855
Weighted average common shares outstanding	4,782,252	4,819,329	4,887,118
Less: average unallocated ESOP shares	(58,513)	(2,969)	(7,743)
Average shares	4,723,739	4,816,360	4,879,375
Basic earnings per common share	$ 1.83	$ 1.69	$ 1.61
Diluted			
Net income	$ 8,643	$ 8,125	$ 7,855
Weighted average common shares outstanding for basic earnings per common share	4,723,739	4,816,360	4,879,375
Add: diluted effects of assumed exercises of stock options	4,802	105	
Average shares and dilutive potential common shares	4,728,541	4,816,465	4,879,375
Diluted earnings per common share	$ 1.83	$ 1.69	$ 1.61

Stock options for 50,715, 64,155 and 54,705 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999 because they were antidilutive.

18 Quarterly Financial Data (Unaudited)

(dollars in thousands except per share data)	Interest Income	Net Interest Income	Net Income	Net Earnings Per Share Basic	Net Earnings Per Share Diluted
2001					
First Quarter	$ 10,388	$ 5,732	$ 1,922	$ 0.40	$ 0.40
Second Quarter	10,300	5,981	2,143	0.45	0.45
Third Quarter	10,235	6,095	2,212	0.47	0.47
Fourth Quarter	10,172	6,616	2,366	0.51	0.51
2000					
First Quarter	$ 9,731	$ 5,383	$ 1,800	$ 0.37	$ 0.37
Second Quarter	10,270	5,599	2,004	0.42	0.42
Third Quarter	10,612	5,629	2,012	0.42	0.42
Fourth Quarter	10,891	5,882	2,309	0.48	0.48

Introduction

The following commentary represents Management's discussion and analysis of the Company's financial condition and results of operations. This review highlights the principle factors affecting earnings during 2001, 2000 and 1999 and significant changes in the consolidated balance sheets for the years ending December 31, 2001 and 2000. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying financial statements and related information of the Company. This review should be read in conjunction with the audited consolidated financial statements, footnotes, financial ratios and statistics and other information contained in this report, and the Company's 10-K. Where applicable, Management's insights of known events and trends are discussed that have or may reasonably be expected to have a material effect on the Company's operations and financial condition.

Wayne Bancorp, Inc. is a locally managed and operated multi-bank holding company whose bank subsidiaries include Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB). The Company also operates two non-bank subsidiaries, MidOhio Data, Inc. (MID), a data processing company that performs proof operations for WCNB, and Chippewa Valley Title Agency, Inc. (CVT), a wholly-owned subsidiary of WCNB, that performs activities relating to title insurance for the bank subsidiaries. These entities are collectively referred to as the "Company." The Company provides banking and financial related services to individual and commercial customers in Wayne, Holmes, Medina and Stark counties. The Company's deposits are insured by the Federal Deposit Insurance Corporation, and both bank subsidiaries are members of the Federal Reserve System. WCNB is subject to supervision, examination and regulation by the Comptroller of the Currency, and CVB is subject to supervision, examination and regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions. The Company and MID are subject to supervision, examination and regulation by the Federal Reserve Board.

Forward-Looking Statements

When used in this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Ratios for Five Years

	2001	2000	1999	1998	1997
Rate of return on:					
Average assets	1.50%	1.47%	1.47%	1.44%	1.19%
Average equity	14.10	14.55	14.44	12.60	10.69
Beginning equity	14.43	15.26	13.30	13.10	11.09
As a percent of average assets:					
Net interest income	4.24%	4.06%	4.07%	4.21%	4.32%
Non-interest income	0.85	0.76	0.75	0.74	0.75
Provision for loan losses	0.12	0.04	0.03	0.05	0.19
Non-interest expense	2.83	2.74	2.71	2.91	3.08
Dividends as a percent of net income	35.95	36.21	35.58	31.95	31.38
Other					
Average loans to average deposits	84.08%	81.87%	76.88%	77.31%	78.71%
Net loan charge-offs (recoveries) to average loans	0.06	0.02	(0.03)	0.08	0.08
Allowance to year-end net loans	1.50	1.43	1.46	1.51	1.52
Average shareholders' equity to average assets	10.64	10.08	10.18	11.39	11.13
Changes in average balances:					
Total assets	3.93%	3.76%	4.86%	5.91%	5.81%
Shareholders' equity	9.76	2.66	(6.28)	8.45	9.66
Loans	5.33	11.18	7.32	3.30	10.58
Deposits	2.56	4.41	7.92	7.92	4.01

Results of Operations

The Company's net income for 2001 was $8.64 million, which is an increase of $518 thousand, or 6.4% over 2000 net income of $8.13 million, which increased $270 thousand, or 3.4% from net income of $7.86 million in 1999. Net income per share, basic and diluted, was $1.83 in 2001, compared to $1.69 in 2000 and $1.61 in 1999.

Return on average assets for 2001 was 1.50% compared to 1.47% for 2000 and 1999, while return on average equity was 14.10% in 2001, compared to 14.55% in 2000 and 14.44% in 1999.

Net Interest Income

Net interest income, the primary source of earnings for the Company, is the difference between interest and fee income generated on earning assets and the interest expense on deposits and borrowed funds. Net interest income is affected by changes in interest rates, the volume and composition of earning assets and paying liabilities, as well as the balances in non-interest bearing deposit accounts.

Total interest and fee income for 2001 was $41.1 million, which decreased $400 thousand, or .9% from the $41.5 million earned in 2000, which increased $3.7 million, or 9.7% over the $37.8 million earned in 1999. The most significant impact on the Company's interest income for all years presented is the changes in the prime rate of interest and an increase in earning assets. Due to economic weakness and recession concerns, the Federal Open Market Committee (FOMC) lowered the target federal funds rate 475 basis points through a series of 11 rate cuts during 2001. This is in contrast to what happened in 2000 and 1999 when the FOMC increased rates by 100 basis points and 75 basis points respectively. As the prime rate of interest tends to change with the federal funds rate, the prime rate experienced similar movements. Despite these changes in the prime rate, the Company experienced strong growth in the commercial loan area. However, since many of these loans are tied to the prime rate, the interest earned on these loans will fluctuate with changes in the prime rate. During 2001, the Company experienced an increase in earning assets of $32.8 million, which comprised an increase in loans of $24.5 million and an increase in securities and federal funds sold of $8.2 million. During 2000, earning assets increased by $25.4 million, consisting of an $18.3 million increase in loans and an increase in securities and federal funds sold of $7.1 million. These changes in the composition of earning assets, with respect to loan balances, are largely effected by loan demand and market conditions, which can be impacted by a variety of factors, including interest rates, economic forecasts and the global economy. The tax equivalent yield on average earning assets for 2001 was 7.73% compared to 8.13% in 2000 and 7.68% in 1999. The decrease in yield for 2001 is primarily due to the FOMC lowering the "benchmark" federal funds rate by 475 basis points during the year.

Total interest expense for 2001 was $16.7 million, which decreased $2.3 million, or 12.3% from interest expense of $19.0 million in 2000, which increased $3.0 million, or 18.5% from interest expense of $16.0 million in 1999. The cost of funds on average interest bearing deposits and borrowed funds was 3.77% at December 31, 2001, compared to 4.44% at December 31, 2000 and 3.89% at December 31, 1999. Total interest bearing liabilities at December 31, 2001 were $471.6 million, which increased $33.6 million from $438.0 million in 2000, which increased $15.5 million from $422.5 million in 1999. The decrease in the cost of funds in 2001 is a result of the Company lowering rates on deposits in order to maintain a strong net interest margin in response to the falling rate environment.

The Company's Asset/Liability Committee monitors the maturity structure and rates of all interest earning assets and interest bearing liabilities to maintain stability in the net interest income. Like many banks, the Company operates with a negative one-year GAP position, where interest bearing liabilities subject to repricing exceed interest bearing assets subject to repricing within the one-year period. Due to the declining rate environment during 2001, and the negative one-year GAP position, the Company experienced an increase in the net interest spread, which is the difference between rates earned on assets and the rates paid on deposits and borrowed funds, from 3.69% in 2000 to 3.96% in 2001. The Company anticipates that in 2002 the FOMC will adopt a "tightening" stance and begin raising rates as the economy rebounds from the current recession. Due to the Company's negative one-year GAP position, a rising interest rate environment will generally have a negative impact on net interest income. However, a significant amount of liabilities subject to repricing in one year or less are savings and interest bearing checking accounts that have no stated maturity or contractual interest rate levels. Therefore, Management has some ability to control rate increases on these deposit products based on loan demand and funding needs.

Net Interest Income
(in thousands of dollars)


Total Interest Income
Total Interest Expense
Net Interest Income
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$20,766
$21,442
$21,784
$22,493
$24,424
97
98
99
00
01

Net Income
(in thousands of dollars)


$9,000
$8,000
$7,000
$6,000
$5,000
$5,720
$7,312
$7,855
$8,125
$8,643
97
98
99
00
01

Net Income Per Share


$1.90
$1.70
$1.50
$1.30
$1.10
$1.12
$1.43
$1.61
$1.69
$1.83
97
98
99
00
01

Return on Average Assets


1.50%
1.40%
1.30%
1.20%
1.10%
1.19%
1.44%
1.47%
1.47%
1.50%
97
98
99
00
01

Return on Average Equity


15.00%
14.00%
13.00%
12.00%
11.00%
10.69%
12.60%
14.44%
14.55%
14.10%
97
98
99
00
01

Provision and Allowance for Loan Losses

The provision for loan losses is an expense item charged to operations of the Company. The provision is recorded to maintain the balance in the related balance sheet account, allowance for loan losses, at a level which Management considers adequate to absorb probable incurred credit losses. The adequacy of the allowance is determined by Management based on several factors. These factors include estimates of probable losses within the current portfolio, historical losses, past-due and non-accrual loans, the mix and size of the current portfolio, as well as economic conditions. In addition to these factors, the Company also monitors the amount of unsecured credit that has been extended at the evaluation date.

To ensure and monitor loan quality, the Company has an internal loan review function, where loans are systematically reviewed, and graded, if necessary. The review process encompasses commercial loans with balances exceeding a fixed dollar amount, however all loans are subject to review and grading at any time. Loans reviewed for borrowers who exhibit declining financial performance or who have experienced payment delays are generally assigned grades of watch, substandard, doubtful or loss, depending on the degree of financial distress. Regulatory examiners also may review selected loans and assign similar grades. The graded loans are placed on a watch list and monitored by the Board of Directors and Loan Committee on a regular basis. In addition to the above review process, the Company also reviews and monitors past due loans and charge-offs on a monthly basis, that primarily consist of smaller dollar loans as found in the residential real estate and installment loan portfolios.

The allowance for loan losses consists of an allocated portion and an unallocated portion. The allocated portion includes those loans identified in the internal review process and reflects the expected losses resulting from this analysis. The unallocated portion of the reserve is determined based on Management's assessment of general and current economic conditions, as well as other risk factors in the loan portfolio. Although the allowance comprises two components, the entire amount is available for any losses that may occur.

At December 31, 2001, the allowance for loan losses was $5.82 million, or 1.50% of total net loans compared to $5.34 million, or 1.43% at December 31, 2000. During 2001, the Company experienced net charge-offs of $223 thousand, while in 2000 the Company had net charge-offs of $70 thousand.

At December 31, 2001, the Company had loans that were past due 90 days or more and still accruing interest of $217 thousand, or .05% of total loans compared to $226 thousand or .06% at December 31, 2000. At December 31, 2001 the Company had $800 thousand of loans classified as non-accrual, while in 2000 there were no loans classified as non-accrual.

The provision for loan losses charged to operations was $701 thousand in 2001 compared to $216 thousand in 2000, and $180 thousand in 1999. The increase in 2001 over 2000 was primarily in response to continued economic weakness, the increase in loans graded watch or below, an increase in the overall loan portfolio of $12.6 million and a shift in the portfolio composition to more commercial loans which increased by $47.0 million or 26.44% during 2001. The increase in 2000 over 1999 was due to a recovery received by CVB during 1999, which alleviated its need to record a provision in 1999. Management anticipates that based on current economic conditions that the provision charged to operations in 2002 will not change significantly from the 2001 provision.

Non-interest Income

Non-interest income of the Company consists of fees generated for providing banking related services to our customers. This income is derived from several components, including service charges and fees on deposits, income for Investment and Trust Services, and other non-interest income. Included in other non-interest income are $122 thousand in commissions from CVT, a wholly-owned subsidiary of WCNB, that performs services related to title insurance. CVT was acquired on March 31, 2001, and generated a partial year of revenue for the Company. The Company anticipates that in 2002 commissions will increase due to a full year of operations. In 2001, total non-interest income was $4.87 million compared to $4.20 million in 2000, and $4.03 million in 1999.

Service charges and fees on deposits in 2001 were $2.12 million, which increased $316 thousand, or 14.9% from $1.81 million in 2000, which increased $68 thousand, or 3.9% from $1.74 million in 1999. The increase in 2001 is partially due to fee adjustments made during the third quarter of 2000. Management monitors our market area to ensure that the fees charged on these deposit accounts are competitive, and also reviews the costs associated with offering these accounts when determining the fee to charge the customer. The increase in fees is also attributable to the Company implementing its online banking product in 2001, which allows customers to check balances, transfer funds and pay bills from a personal computer.

Investment and Trust Services income for 2001 was $1.50 million, which is an increase of $26 thousand, or 1.7% from 2000 income of $1.48 million, which decreased $30 thousand, or 1.9% from income of $1.51 million in 1999. The increase in Trust income for 2001 is primarily due to changes in the fee structure as well as an increase in assets under management. Also during 2001, the Retirement Services area was enhanced to include additional product offerings and service via the Internet. These changes are expected to increase profitability for the Company as well as enhance customer service. The decrease in 2000 was due to economic concerns that led to a decline in the equity markets during the year, which negatively impacted Trust earnings. The fair-market value of Trust assets at December 31, 2001 was $315 million compared to $312 million and $321 million for December 31, 2000 and 1999 respectively.

Other non-interest income was $1.24 million in 2001, which increased $331 thousand, or 26.6% from $912 thousand in 2000, which increased $123 thousand or 15.6% from $789 thousand in 1999. The increase in 2001 over 2000 is primarily due to income generated from the sale of mortgage loans into the secondary market, which includes a net gain of $181 thousand and a mortgage servicing asset of $320 thousand, while in 2000 the Company recorded a net loss of $165 thousand and mortgage servicing asset of $260 thousand. In addition, in 2001, the Company recorded net gains on the sale of securities of $33 thousand, which is a $30 thousand increase over net gains of $3 thousand in 2000. These increases were offset by a $45 thousand decline in fees from discount brokerage and $79 thousand less in subsidiary income. The increase in 2000 compared to 1999 was partially due to income from the loan sale of $95 thousand, which increased $65 thousand from the $30 thousand recorded in 1999. In addition, income from Wayne National, a previous inactive subsidiary of WCNB, increased by $117 thousand due to the dissolution of a leasing partnership, in which Wayne National was a partner. These increases were offset by decreases in mortgage loan servicing fees and fees from discount brokerage of $14 thousand and $9 thousand respectively. Further, in 2000, the Company realized a net gain on the sale of securities of $3 thousand compared to a net gain of $51 thousand in 1999, which is a decrease of $48 thousand.

Non-interest Income
(in thousands of dollars)


$5,000
$4,500
$4,000
$3,500
$3,000
$3,577
$3,724
$4,032
$4,194
$4,867
97
98
99
00
01

Total Trust Assets
(in thousands of dollars)


$325,000
$300,000
$275,000
$250,000
$285,000
$314,000
$321,000
$312,000
$315,000
97
98
99
00
01

Trust Income
(in thousands of dollars)


$1,600
$1,400
$1,200
$1,000
$1,343
$1,414
$1,506
$1,476
$1,502
97
98
99
00
01

Non-interest Expense

Non-interest expenses are comprised of salaries and employee benefits, occupancy and equipment, and other operating expenses. Total non-interest expense was $16.32 million in 2001, which increased $1.37 million, or 8.4% from $14.95 million in 2000, which increased $470 thousand, or 3.2% from $14.48 million in 1999.

Total salaries and employee benefits were $9.08 million in 2001, which increased $700 thousand, or 7.7% from $8.38 million in 2000, which increased $723 thousand, or 9.4% from $7.65 million in 1999. During 2001, salaries and payroll taxes increased by $202 thousand, while health insurance and retirement benefits increased $305 thousand and $187 thousand respectively. The Company reviews compensation on an annual basis and makes adjustments as needed to set compensation at a level that is competitive within our market area. During the fourth quarter of 2001, the Company implemented changes to the health insurance plan that are expected to slow future expense growth in this area. The increase in 2000 compared to 1999 was due to an increase in salaries and related payroll taxes as a result of the addition of a new branch facility and a data processing subsidiary, MID, as well as normal compensation increases. These increases were offset by a $72 thousand reduction in health insurance due to lower claims compared to 1999.

Occupancy and equipment expense was $2.10 million in 2001, which increased $79 thousand, or 3.8% from $2.02 million in 2000, which increased $107 thousand, or 5.6% from $1.91 million in 1999. The primary reason for the increase in 2001 is due to increases in repairs and maintenance and real estate taxes, offset by a reduction in depreciation. Included in repairs and maintenance are ongoing expenses to maintain the condition and appearance of facilities and renovate as needed for staffing requirements and customer service. The increase in 2000 over 1999 is due to a full year of operating costs for the Company's data processing subsidiary, a new branch facility and mortgage lending center, all of which were placed in service during the second half of 1999.

Other operating expenses were $5.14 million in 2001, which increased $589 thousand, or 11.5% from $4.55 million in 2000, which decreased $360 thousand, or 7.3% from $4.91 million in 1999. The increase in 2001 compared to 2000 is due to increases in expenses related to director's fees, franchise tax, Investment and Trust Services, advertising, professional services and data processing. These increases were offset by decreases in insurance, donations, and amortization expense. The decrease in 2000 from 1999 is due to declines in several areas, including director's fees, franchise tax, bank service charges, advertising, data processing and computer expense. These decreases were offset by increases in expenses related to Investment and Trust Services, FDIC insurance, telephone and donations.

Non-interest Expense
(in thousands of dollars)



$16,000
$15,000
$14,000
$13,000
$14,796
$14,803
$14,478
$14,948
$16,316
97
98
99
00
01

Income Taxes

Federal income taxes were $3.63 million in 2001, which increased $233 thousand or 6.4% from $3.40 million in 2000, which increased $95 thousand or 2.9% from $3.3 million in 1999. The change in federal income taxes is due to the changes in pre-tax earnings of the Company as well as adjustments of deferred tax assets and liabilities. The income tax expense represents an effective tax rate of 29.6% for 2001, 29.5% for 2000, and 29.6% for 1999. The effective tax rate paid by the Company is impacted by the amount of tax-free income that is generated through tax-exempt securities and loans to tax-exempt customers.

Financial Condition

Total assets at December 31, 2001 were $608.7 million, which is an increase of $38.5 million, or 6.8% over total assets of $570.2 million at December 31, 2000. The Company's earning assets increased $32.7 million from $535.7 million in 2000 to $568.4 million in 2001. At December 31, 2001, earning assets as a percentage of total assets were 93.3% compared to 93.9% at December 31, 2000. Loans as a percentage of total assets decreased slightly from 65.7% at December 31, 2000 to 63.7% at December 31, 2001, while the securities portfolio experienced an increase from 24.3% of total assets at December 31, 2000 to 27.1% at December 31, 2001. The growth in earning assets was primarily funded through a $30.0 million increase in deposits, as well as an increase of $5.4 million in short-term borrowings and Federal Home Loan Bank advances.

Total Assets
(in thousands of dollars)



$600,000
$550,000
$500,000
$450,000
$400,000
$508,378
$538,677
$545,888
$570,193
$608,722
97
98
99
00
01

Securities

The securities portfolio serves a primary role in the overall context of asset and liability management by providing liquidity, earnings, and diversification. The securities portfolio is used to fund loan growth and deposit outflows, enhance Company earnings through purchases of high quality investments, and manage the credit and interest rate risk inherent in the balance sheet.

To maintain sufficient liquidity, the Company invests primarily in shorter-term securities of less than five years remaining maturity. These include U.S. Treasury and Agency securities, which are direct obligations of the U.S. government and agencies of the U.S. government. These types of investments are considered "risk-free" from a credit standpoint and offer a lower yield than other securities. To increase the overall yield of the securities portfolio, the Company also purchases shorter-term government guaranteed mortgage backed securities and high quality corporate bonds. To reduce overall tax-liability, the Company invests in obligations of state and political subdivisions, which are generally exempt from federal income tax.

The Company's investment portfolio is classified entirely as available-for-sale. Securities classified as available-for-sale are carried at fair value on the balance sheet with unrealized holding gains or losses reported as a separate component of equity, net of tax. Available-for-sale securities are those which may be sold prior to maturity for liquidity, asset liability management or other reasons. Although the Company currently does not have any securities classified as held-to-maturity, the Company may use this classification in the future if conditions warrant for those securities which Management has the ability and intent to hold to maturity.

The securities portfolio was $165.1 million at December 31, 2001, compared to $138.3 million at December 31, 2000, which represents an increase of $26.7 million, or 19.3%. This increase is primarily due to using the proceeds from the mortgage loan sales to purchase short-term securities.

Total Securities
(in thousands of dollars)


$180,000
$160,000
$140,000
$120,000
$141,922
$175,007
$150,018
$138,349
$165,098
97
98
99
00
01

Loans

The Company's loan portfolio consists of a variety of loans including: commercial, agricultural, residential and commercial real estate, consumer and direct lease financing. The Company's market area includes Wayne, Holmes, Medina and Stark counties.

Total loans at December 31, 2001, including $11.9 million of loans held-for-sale, were $399.4 million, compared to $374.8 million at December 31, 2000. This represents a net increase of $24.5 million, or 6.5% from 2000 to 2001. The three major loan categories are commercial, real estate and consumer which represented 58%, 27% and 11% of total loans at December 31, 2001, compared to 47%, 34% and 14% at December 31, 2000.

Commercial loans at December 31, 2001 were $224.7 million, which increased $47.0 million, or 26.4% from $177.7 million at December 31, 2000. Despite the economic weakness and numerous rate cuts initiated by the FOMC since December 31, 2000, the Company experienced strong loan growth and continued demand in the commercial loan area. Due to continued economic weakness, Management expects that growth in this area will slow during the first six months of 2002, then accelerate as the economy recovers.

Total Loans
(in thousands of dollars)


$400,000
$375,000
$350,000
$325,000
$300,000
$324,833
$324,199
$356,503
$374,840
$399,365
97
98
99
00
01

Real estate loans at December 31, 2001, were $103.9 million compared to $129.0 million at December 31, 2000. This represents a decrease of $25.1 million, or 19.4 %. This decrease is due to the sale of $32.1 million of loans during 2001. Excluding this sale, total mortgage loans grew $7.0 million or 5.4% from December 31, 2000. The Company is anticipating mortgage loan activity to slow during 2002 due to an increase in rates as the economy recovers. In addition to the Company's real estate loans recorded on the balance sheet, the Company also services approximately $67.0 million of loans that have been sold into the secondary market. Management will consider additional loan sales in the future based on market conditions and the interest rate environment, as well as portfolio alignment and to provide liquidity for future loan demand. At December 31, 2001 there were $11.9 million of loans classified as held-for-sale, while there were no loans held-for-sale at December 31, 2000.

Consumer loans at December 31, 2001 were $44.5 million, which decreased $8.3 million, or 18.6% from $52.8 million at December 31, 2000. This decrease is due to the weak economic conditions throughout 2001, as well as the zero percent financing offered by the automobile manufacturers. The Company expects that consumer loan balances will continue to fall during 2002 due to economic conditions and high consumer debt levels. This is in contrast to the strong growth that occurred during 2000, when consumer loans grew by $4.4 million due to favorable economic and employment conditions. As consumer loans carry the greatest risk proportionately within the loan portfolio, the Company will continue to grant credit in a conservative manner as Management believes this will maintain the quality of the portfolio and potentially minimize future losses in economic down cycles.

Sources of Funds

The Company is committed to providing a full range of banking products and services to its customers. The deposit products offered by the Company provide a means for customers to safely invest their money while earning a competitive rate of return on their funds.

The Company's primary sources of funds are core deposits originated from within its market area. The Company considers its core deposits to be traditional checking, savings and certificate of deposit accounts. At December 31, 2001, total deposits were $501.6 million, which increased $30.0 million, or 6.4%, over total deposits of $471.6 million at December 31, 2000. The primary reason for this increase in core deposits is due to the Company maintaining competitive rates within its market area in order to attract and retain deposits, as well as the implementation of online banking. In addition to these deposits, the Company offers securities sold under agreements to repurchase (repurchase agreements), which provides the Company with a stable source of funds while offering attractive yields for corporate customers. Repurchase agreements at December 31, 2001 were $33.6 million, which is an increase of $3.1 million, or 10.1% from $30.5 million at December 31, 2000.

During 2001, the Company experienced a shift in the deposit mix compared to 2000. From a percentage standpoint, commercial deposits, which includes checking accounts as well as money market savings and checking accounts, declined, while savings and certificates of deposits increased. The primary reason for this change is due to customers shifting deposits into higher yielding savings and certificate accounts as rates paid on money market accounts declined more rapidly as a result of the low rate environment.

In addition to core deposits and repurchase agreements, the Company also utilizes alternative funding sources to fund loan demand, primarily overnight federal funds borrowings and advances from the Federal Home Loan Bank. The Company currently has approximately $31.0 million available in overnight federal funds that may be drawn from correspondent banks, none of which had been used as of December 31, 2001. In addition, the subsidiaries are members of the Federal Home Loan Bank system, which provides funding based on a percentage of balances in one-to-four family residential loans. At December 31, 2001, the Company had outstanding advances from the Federal Home Loan Bank of $6.8 million. Although these alternative funding sources generally cost more than core deposits, they allow the Company to customize the borrowing terms to match the repayment schedule on loans. The Company will continue to use these alternative funding sources, as needed, based upon deposit growth and loan demand.

Total Deposits
(in thousands of dollars)


$500,000
$475,000
$450,000
$425,000
$400,000
$409,891
$435,143
$461,815
$471,578
$501,576
97
98
99
00
01

Core deposit growth is an ongoing objective of Management to facilitate funding for loan demand and asset growth. As consumers have become more "mobile" through direct deposit, online banking and other means, growing these core deposits with traditional accounts and services has become more difficult. Further, Management realizes that competition for deposits also includes mutual funds and the equity markets. To facilitate growth in deposits, Management monitors rates and products within the Company's market area to ensure its products, fees, and rates are competitive. During 2001, the Company implemented its online banking product that allows customers to check balances, transfer funds and pay bills from a personal computer. This expands our delivery channels to include the traditional branch and ATM network, online and telephone banking, and debit cards.

Capital Management

The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Capital consists primarily of four components including common stock, surplus, or additional paid in capital, undivided profits and net unrealized gains or losses on available-for-sale securities. Bank regulators monitor capital adequacy closely and consider it a very important factor in ensuring the safety of depositors' accounts. As a result, bank regulators established risk based capital standards, which measure the amount of a banks required capital in relation to the degree of risk contained in the balance sheet, as well as off the balance sheet. When calculating ratios for capital adequacy, net unrealized gains or losses on available-for-sale securities are excluded from the capital base.

There are several key ratios used to monitor capital adequacy. One such ratio is the percent of stockholders' equity, excluding accumulated other comprehensive income, to total assets. At December 31, 2001, this ratio was 9.8% compared to 10.4% at December 31, 2000.

Other key ratios used in determining capital adequacy include the risk based capital ratio and the leverage capital ratio. The risk based capital ratio is based on the risk-adjusted assets of the Company as a percentage of the Company's adjusted capital. The Company's assets are assigned risk weightings based upon the risk inherent in those assets, and then these risk-weighted assets are compared to the Company's adjusted capital, which includes the Company's capital accounts less intangibles, plus a portion of the allowance for loan losses. Regulatory agencies require a minimum ratio of 8%, with at least half of that being in core capital. Core capital, or Tier 1 capital, consists of shareholders' equity less accumulated other comprehensive income and general intangibles and Tier 2 capital includes Tier 1 capital plus a portion of the allowance for loan losses. The leverage ratio compares Tier 1 capital to the Company's average assets, adjusted for general intangibles.

The Company's total risk based capital ratio at December 31, 2001 and 2000 was 15.4% and 16.4% respectively. The Company's Tier 1 capital to risk-weighted assets ratio was 14.2% and 15.2% at December 31, 2001 and 2000, while the Company's leverage ratio was 9.8% and 10.5% at December 31, 2001 and 2000.

The Company has set minimum internal capital adequacy ratios to comply with banking regulations as well as maintain capital at levels that will provide long-term strength and performance to the Company. These levels as set by the Company's Board of Directors and Management are: primary capital of 8.5%, risk based capital of 10.0%, and the leverage ratio at 7.0%.

The Company's source of capital primarily comes from subsidiary earnings as well as sales of treasury stock. During 2001, the earnings from these subsidiaries were $8.67 million, compared to $7.66 million at December 31, 2000. The Company did not sell any treasury stock during 2001 or 2000. The outflows of capital include cash dividends paid to shareholders as well as purchases of treasury stock. For the year ended December 31, 2001, the Company declared cash dividends of $3.10 million, or $.65 per share, compared to $2.94 million, or $.61 per share in 2000. During 2001, the Company purchased $4.11 million in treasury stock compared to $491 thousand during 2000. Of the cash dividends paid, $393 thousand and $402 thousand were reinvested by shareholders under the Company's dividend reinvestment plan for the years ending December 31, 2001 and 2000 respectively.

Shareholders' Equity
(in thousands of dollars)


$65,000
$60,000
$55,000
$50,000
$55,810
$59,067
$53,246
$59,886
$61,801
97
98
99
00
01

Asset and Liability Management

The Company's primary market risk exposure is interest rate risk, and to lesser extents liquidity and prepayment risk. Interest rate risk is the risk that the Company's financial condition could be adversely affected by movements in interest rates, which is inherent in banking as a result of repricing that may occur in interest earning assets and interest bearing liabilities. The income of financial institutions is primarily derived from the excess interest earned on assets over the interest paid on liabilities. This fundamental premise places great importance on monitoring and controlling interest rate risk.

Management's goal is to structure the balance sheet, with respect to interest rates and maturities, to be consistent with the expected direction of future interest rates. To accomplish this, there are several methods employed by the Company to monitor and control interest rate risk. One such method is through the use of a "GAP" analysis. The GAP is defined as the difference between the repricing of assets and liabilities within certain time periods. Therefore, the objective of GAP management is to match maturities and repricing of loans and investments to deposits in order to reduce interest rate risk and maintain liquidity. The repricing can occur due to changes in rates on variable rate products, maturities, and accelerated payments. A positive GAP, where there are more assets repricing than liabilities, is beneficial in a rising rate environment and a negative GAP, where there are more liabilities repricing than assets is favorable in a falling rate environment. Based on loan demand and funding needs, Management attempts to manage the GAP position by adjusting maturities and rates on deposit products accordingly. A second strategy used by the Company to reduce exposure to interest rate risk is to originate variable rate loans that reprice with prime and other indices. Currently, the Company has approximately $171.5 million, or 43.0%, of total loans written as variable rate. A third strategy is to invest excess funds in highly liquid federal funds that mature and reprice on a daily basis. At December 31, 2001, the Company had $3.9 million in federal funds sold. In addition, the Company classifies its securities portfolio as available-for-sale, which allows the Company to sell these securities if needed to manage risk, provide liquidity and take advantage of fluctuations in interest rates. Finally, the Company has the ability to obtain funding from the Federal Home Loan Bank, where advances are tailored to match loan rates and terms.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001 and 2000, based upon the information and assumptions set forth in the tables and notes. For loans, securities and deposit liabilities with contractual maturities, the table represents principal cash flows and the weighted interest rate. For variable rate loans, the contractual maturity and weighted interest rate was used with an explanatory footnote as to repricing periods. For liabilities without contractual maturities, such as savings, and Money Market accounts, a decay rate was used to match their most likely withdrawal behavior.

Principal/Notional Amount Maturing in:

(dollars in thousands) December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 12/31/01
Rate sensitive assets:								
Fixed rate loans (1)	$20,311	$19,069	$36,590	$16,749	$17,930	$105,346	$ 215,995	$ 220,394
Average interest rate	9.06 %	9.27 %	8.92 %	8.99 %	8.25 %	7.28 %	8.18 %	
Variable rate loans (1) (2)	94,794	28,995	27,256	8,840	6,785	4,819	171,489	171,489
Average interest rate	6.29 %	5.82 %	6.23 %	6.28 %	6.61 %	5.95 %	6.21 %	
Fixed rate securities (1)(7)	31,671	40,441	34,267	9,082	10,020	39,617	165,098	165,098
Average interest rate	6.15 %	5.39 %	5.75 %	5.94 %	5.73 %	5.89 %	5.78 %	
Other earning assets (3)	3,975	—	—	—	—	—	3,975	3,975
Average interest rate	1.75 %	—	—	—	—	—	1.75 %	
Rate sensitive liabilities:								
Non-interest bearing checking (4)	18,081	14,465	10,848	9,040	9,040	10,849	72,323	72,323
Savings and interest bearing checking (5)	46,713	46,713	35,034	35,034	23,356	46,713	233,563	233,563
Average interest rate	1.63 %	2.13 %	2.13 %	2.54 %	2.54 %	2.47 %	2.10 %	
Certificates of deposit (1)	110,411	51,229	22,364	8,757	2,929	—	195,690	199,918
Average interest rate	4.15 %	4.68 %	5.02 %	4.70 %	4.74 %	—	4.42 %	
Fixed rate borrowings (1)	7,299	1,318	21	24	27	7	8,696	8,954
Average interest rate	4.87 %	6.63 %	8.00 %	8.00 %	8.00 %	8.00 %	5.16 %	
Variable rate borrowings (1)(6)	25,225	1,682	1,682	1,682	1,682	1,682	33,635	33,635
Average interest rate	1.53 %	1.53 %	1.53 %	1.53 %	1.53 %	1.53 %	1.53 %	

Principal/Notional Amount Maturing in:

(dollars in thousands) December 31, 2000	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value 12/31/00
Rate sensitive assets:								
Fixed rate loans (1)	$30,409	$25,571	$27,850	$32,865	$21,905	$ 83,358	$ 221,958	$ 221,985
Average interest rate	8.79 %	8.77 %	9.31 %	8.72 %	9.41 %	7.48 %	8.41 %	
Variable rate loans (1)(2)	98,360	10,672	11,893	14,307	7,318	10,332	152,882	152,882
Average interest rate	9.44 %	9.05 %	9.48 %	8.87 %	9.34 %	7.89 %	9.25 %	
Fixed rate securities (1)(7)	38,411	28,656	22,693	17,066	7,554	23,969	138,349	138,349
Average interest rate	5.83 %	5.81 %	6.03 %	6.39 %	5.52 %	5.64 %	5.88 %	
Other earning assets (3)	22,475	—	—	—	—	—	22,475	22,475
Average interest rate	5.70 %	—	—	—	—	—	5.70 %	
Rate sensitive liabilities:								
Non-interest bearing checking (4)	17,231	13,785	10,339	8,616	8,616	10,337	68,924	68,924
Savings and interest bearing checking (5)	44,217	44,217	33,162	33,162	22,108	44,217	221,083	221,083
Average interest rate	4.23 %	3.00 %	3.00 %	2.80 %	2.80 %	2.44 %	3.16 %	
Certificates of deposit (1)	132,296	29,353	11,057	6,596	2,270	—	181,572	182,036
Average interest rate	5.73 %	5.76 %	5.70 %	5.39 %	5.57 %	—	5.72 %	
Fixed rate borrowings (1)	2,894	549	1,316	17	19	45	4,840	4,856
Average interest rate	6.62 %	6.68 %	6.63 %	8.00 %	8.00 %	8.00 %	6.53 %	
Variable rate borrowings (1)(6)	22,905	1,527	1,527	1,527	1,527	1,527	30,540	30,540
Average interest rate	5.32 %	5.32 %	5.32 %	5.32 %	5.32 %	5.32 %	5.32 %	

(1) Assumes amortization based on contractual maturity and repayment.

(2) The Company's adjustable rate commercial loans and home equity loans are based on the prime rate of interest as stated in *The Wall Street Journal* and are subject to repricing when the prime rate is adjusted. The adjustable rate mortgage loans are based on the one-year constant maturity treasury index and are subject to annual repricing.

(3) The federal funds rate is subject to daily repricing and is that which is currently offered by the correspondent bank buying these short term overnight funds.

(4) Non interest bearing checking accounts assume a decay rate of 25%, 20%, and 15%, for the first three years respectively, 12.5% for each of years four and five with the remaining 15% being more than five years.

(5) Savings, NOW, and Money Market accounts assume a decay rate of 20% for years one and two, 15% for years three and four, 10% for year five with the remaining 20% being more than five years.

(6) Repurchase agreements are subject to monthly repricing and are based on the prior month's average discount rate for the 3-month treasury bill. Decay is assumed to be 75% in year one with 5% for the remaining years and thereafter.

(7) Reported at fair market value. Includes a nominal amount of variable rate securities.

Liquidity

Liquidity management is the ability of the Company to meet the credit needs and cash demands of its borrowers and depositors. Through the Company's Asset/Liability Committee, Management analyzes and manages liquidity. The Company's primary source of liquidity is cash, federal funds sold and cash flows provided by maturities and principal payments in the loan and investment portfolios.

At December 31, 2001, cash and cash equivalents were $32.7 million, or 5.4% of total assets. The change in cash and cash equivalents is shown in the consolidated Statement of Cash Flows and summarizes activity for the three years ending December 31, 2001. During 2001, the Company used cash in operating activities of $959 thousand, including net income of $8.64 million. During 2001, the Company had a net use of cash in investing activities of $38.5 million. The use of this cash was to fund the growth in the loan and investment portfolios, which represented a net cash outflow of $12.9 million and $24.5 million respectively. During 2001, the Company generated net cash flows of $28.4 million in financing activities. The primary sources of cash were from the net growth in the Company's deposits of $30.0 million, an increase in short term borrowings of $3.1 million and a $2.3 million increase in Federal Home Loan Bank advances. This was offset by dividends paid of $2.7 million, and $4.1 million used to purchase treasury stock.

The liquidity needs of the Company, primarily cash dividends, are met through dividends from the bank subsidiaries. Management is not aware of any trend or event that would result in the Company not being able to meet its current and expected future cash needs.

Effects of Inflation

The financial statements and related data included in this report have been prepared in accordance with generally accepted accounting principles (GAAP) which measures financial position and results of operations in historical dollars, except for securities classified as available-for-sale which are recorded at fair market value. Changes in the relative value of money during periods of inflation or recession are generally not recognized under GAAP.

In Management's opinion, changes in interest rates affect the financial condition and results of operations to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or magnitude as the inflation rate. Rather, changes in interest rates are based on monetary policies. The Company protects earnings from interest rate volatility through offering variable rate loan and deposit products and asset/liability management.

New Accounting Pronouncements

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied value. Adoption of this standard on January 1, 2002 will result in lower amortization expense of $81 thousand for the year ending December 31, 2002.

Directors & Officers of Wayne Bancorp, Inc. & Affiliate Banks

Wayne Bancorp, Inc.

Board of Directors

James O. Basford, *Retired Chairman*, Buckeye Corrugated, Inc.
David P. Boyle, CPA, *President & CEO*, Wayne County National Bank
Gwenn E. Bull, *Chief Financial Officer*, Legend Micro, Inc.
David L. Christopher, *Chairman*, Wayne Bancorp, Inc.
Dennis B. Donahue, *Chairman & CEO*, Will-Burt Co., Inc.
B. Diane Gordon, *Exec. Director*, Greater Wayne County Foundation
John C. Johnston, III, *Attorney*, Critchfield, Critchfield & Johnston, Ltd.
Stephen L. Shapiro, *Chairman*, Wooster Iron and Metal Co.
Jeffrey E. Smith, *President*, Jeff Smith Aircraft, Ltd.
Philip S. Swope, *Chairman, President & CEO*, Chippewa Valley Bank
David E. Taylor, *President*, Taylor Agency, Inc.
Bala Venkataraman, *President & CEO*, Magni Power Company, Inc.

Directors Emeriti

Harold Freedlander, Frank M. Hays, Joseph E. Seringer, Jr.

Wayne County National Bank

Board of Directors

James O. Basford, *Retired*, Buckeye Corrugated, Inc.
David P. Boyle, CPA, Wayne County National Bank
Gwenn E. Bull, Legend Micro, Inc.
David L. Christopher, Wayne County National Bank
Dennis B. Donahue, Will-Burt Co., Inc.
B. Diane Gordon, Greater Wayne County Foundation
John C. Johnston, III, Critchfield, Critchfield & Johnston, Ltd.
Stephen L. Shapiro, Wooster Iron and Metal Co.
Jeffrey E. Smith, Jeff Smith Aircraft, Ltd.
David E. Taylor, Taylor Agency, Inc.
Bala Venkataraman, Magni Power Company, Inc.

Officers

President & CEO
David P. Boyle, CPA

Executive Vice Presidents
Stephen E. Kitchen
Jimmy D. Vaughn

Vice Presidents
Phillip E. Becker
Bradley K. Brinkerhoff
Lee A. Fitzsimmons
Michael G. Force
Jim H. Gumpp
John A. Lende, CPA
Molly D. Mathias
P. Rick Maurer
Earl G. Mullet
Jeff E. Smith
Thomas R. Stocksdale

Assistant Vice Presidents
Elaine R. Arnold
William D. Arnold
Curtis L. Bolick
Claudia D. Hendershot
James W. Hobson
R. Ben Lent
Arthur R. Miller
Gary A. Sands
Brenda J. Sigler

Other Officers
Alice I. Bahmer, *Compliance*
Douglas B. Chovan, *Marketing*
Alice G. Downs, *Trust*
Ronald D. Elliott, CPA, *Audit*
Marcella K. Hawkins, *Trust*
Julie A. Jones, *Human Resources*
Donna S. Knack, *Retail Banking*
Arianna K. Liggett, *Trust*
Jeff L. Swartzentruber, *Trust*
Brian D. Troyer, *Trust Operations*

Chippewa Valley Bank

Board of Directors

David P. Boyle, CPA, Wayne County National Bank
Thomas J. Brockman, Doylestown Telephone Co.
Richard K. Gillman, Gillman Funeral Home
Fredrick P. Hayduk, Luke Engineering & Mfg. Co.
Don G. Houglan, *Retired*, Wadsworth-Rittman Hospital
R. Tim Hubiak, Mid-West Poly Pak, Inc.
Gerald E. Ritzman, Ritzman Pharmacies, Inc.
Philip S. Swope, Chippewa Valley Bank

Officers

Chairman, President & CEO
Philip S. Swope

Executive Vice President
Richard L. Holcombe

Senior Vice President
Raymond C. Klein

Vice Presidents
David J. Houghtaling
Ronald E. Larabee

Assistant Vice Presidents
William M. Baldwin
Carol J. Bauman
Ben J. Imhoff
Deborah F. Reeves
Debra E. Robinson

Other Officers
Bruce P. Blevins, *Compliance*
Douglas B. Chovan, *Marketing*
Donna L. Henthorn, *Secretary*
Julie A. Jones, *Human Resources*
Donna S. Knack, *Retail Banking*
Michelle D. Roberts, *Financial Accounting*

Notes

Board of Directors & Corporate Officers



Dennis B. Donahue, Jeffrey E. Smith,
Gwenn E. Bull, David L. Christopher



Stephen L. Shapiro, B. Diane Gordon,
Bala Venkataraman, David P. Boyle, CPA



John C. Johnston, III, David E. Taylor,
Philip S. Swope, James O. Basford



Corporate Officers

(back row) John A. Lende, CPA, *Treasurer*,
Michael G. Force, *Vice President*,
David L. Christopher, *Chairman*, Jimmy D. Vaughn, *Secretary*,
(seated) David P. Boyle, CPA, *President & CEO*,
Philip S. Swope, *Vice Chairman*

WAYNE BANCORP, INC.